Exploration Report

on the

White Silver Mountain Project

Gansu Province

China

for

Minco Gold Corporation

by

Kenneth R. Thorsen, P. Eng, BSc

March 15, 2007

TABLE OF CONTENTS

       Page

Item 1:  Title Page

Item 2:  Table of Contents

Item 3:  Summary

4

Item 4:  Introduction and Terms of Reference

5

Item 5:  Reliance on Other Experts

5

Item 6:  Property Description and Location

6

Item 7:  Accessibility, Climate, Local Resources, Infrastructure and

9

              Physiography

Item 8:  History

10

Item 9:  Geological Setting

           14

    Regional Geology

           14

    Property Geology

           16

Item 10: Deposit Types

           17

Item 11: Mineralization

17

Item 12: Exploration

18

Item 13: Drilling

18

Item 14: Sampling Method and Approach

18

Item 15: Sample Preparation, Analyses and Security

19

Item 16: Data Verification

19

Item 17: Adjacent Properties

20

Item 18: Mineral Processing and Metallurgical Testing

20

Item 19: Mineral Resource and Reserve Estimates

20

Item 20: Other Relevant Data and Information

20

Item 21: Interpretation and Conclusions

20

Item 22: Recommendations

21

Item 23: References

24

Item 24: Certificate of Qualifications

25

APPENDICES

Appendix 1

Exploration License Documents

26

Appendix 2

Map 1 Geological Compilation, Map 2 Geophysical

                      Compilation

           27

TABLES

Table 1

Drill Hole Locations

13

Table 2

Significant Underground Drill Results

           14

Table 3

Surface Drill Results

14

Table 4

Proposed Stratigraphic Nomenclature – Baiyin Area

16

Table 5

Qilian Deposit Types

17

Table 6

Proposed Underground Drill Hole Locations

21

Table 7

Recommended Budget for Underground Drilling

23

LIST OF ILLUSTRATIONS

          Page

Figure 1

Location Map

7

Figure 2

Property Location Map

8

Figure 3

Claim Map

9

Figure 4

Regional Geology Map

15

Figure 5

Longitudinal Section with Proposed Holes

22

Item 3: Summary

The White Silver Mountain Project is located in central Gansu Province, People’s Republic of China (PRC) and comprises 71.49 sq km in the prolific Baiyin mining camp.  The four deposits in the camp belong to the volcanogenic massive sulphide (VMS) classification of ore deposits and have produced or are still producing copper, lead, zinc, gold and silver ores.

Minco can earn an 80% interest in the property by making certain expenditure commitments and to date has earned a 63% interest.

Since 1997, Minco has been exploring at White Silver Mountain.  The primary target has been the extension at depth under the producing Xiaotieshan mine. A total of 7901.8 m in 20 holes were drilled from 1997 to 2001 with encouraging results including a 14.19 m (true thickness) assaying 1.35% Cu, 4.17% Pb, 8.07% Zn, 1.15 g/t Au and 82.31 g/t Ag.

In addition, 219 km of surface electromagnetic and magnetic surveys were completed in the summer of 2000.  Numerous highly prospective conductive zones were identified within the supracrustal rocks peripheral to the known deposits. A total of 2,857 m in nine surface holes were drilled in 2001 to test the economic potential of the best anomalies identified by the 2000 geophysical surveys.   Unfortunately, no new economic grade mineralization was intersected in the nine holes.

Considering the quality of and the penetration depth of the electromagnetic system, combined with the disappointing results of the surface drilling program, it is unlikely that a new near surface sizeable VMS deposit remains to be discovered at Baiyin.  The greatest potential for discovery of additional base metal resources is therefore directly along strike and at depth from the known deposits.  Considering the overall low grade of the Zheyaoshan-Huoyanshan and the Tongchanggou VMS deposits, the best economic potential is interpreted to be at depth under the Xiaotieshan mine.

The eastern mineralized lens accounts for approximately half of the known mineralization at Xiaotieshan, and remains unconstrained to the east and at depth.  The western lens and the area between lenses is also unconstrained and requires further drilling to test for extensions and additional mineralization.  A 13 hole drilling program (5,900 m) with a budget of $C688,850 is proposed to explore for additional mineralization.

Item 4: Introduction and Terms of Reference

This report presents the evaluation of the exploration programs conducted on a group of contiguous claims known as the White Silver Mountain Property located in the Qilian metallogenic province in Gansu Province, China. The properties are held under a joint venture agreement between Minco Gold Corporation (Minco) and the state owned Baiyin Non- Ferrous Metals Corporation (BNMC).

 By a letter dated December 15, 2006, Mr. William Meyer, Chairman of Minco, requested the preparation of a summary report reviewing previous work and recommending a work program on the White Silver Mountain Property.

The purpose of the report is to fulfill the requirements for a technical report using guidelines specified in National Instrument 43-101.

The author primarily relied on information supplied by Minco with reference to the White Silver Mountain joint venture in place between Teck Corporation and Minco from 1997 to 2002. A primary source for this report is a summary report entitled “Report on the 2000-2001 Exploration Program at the White Silver Mountain Project” authored by Maurice Houle, a senior geologist at Teck Corporation and on site project manager at the White Silver Mountain project.

The author of this report was the senior manager in charge of the project prior to his retirement from Teck Corporation in December, 2001 and visited the project numerous times for periods of up to two weeks during the four year period from 1998 to 2001. The author reviewed all drill results, geology and geophysical surveys during his term as senior manager and was intimately involved in the planning and execution of field programs.

Other sources of information used are historical mine data supplied by BNMC, historical exploration data supplied by BNMC and published scientific papers on the geology of the region. The data supplied with respect to the mines is primarily logistical. Information with respect to grades, tonnages and economic parameters is strictly controlled and unavailable.

Item 5: Reliance on Other Experts

In order to prepare this report the author has relied in part on historical data supplied to Minco and Teck Corporation by BNMC. While the author has no reason to doubt the correctness of such work and reports, he takes no responsibility for the accuracy of work completed by others. Even though title documents and legal agreements were previously reviewed by the author in his role as senior manager of the project, this report does not constitute, nor is it intended to represent, a legal opinion as to the validity of the mining titles.

Item 6: Property Description and Location

The property consists of two exploration licenses totaling 71.49 sq km (Figure 3) and Appendix 1). Two areas of 396.1 ha and 361.7 ha within the central license contain the main workings of two operating mines owned by BNMC and are called the Zheyaoshan and Xiaotieshan exclusion areas. Minco has the mining rights to these two blocks deeper than 475 meters from surface.

The White Silver Mountain Project is located five kilometers from the city of Baiyin which is located in Gansu Province, People’s Republic of China (Figures 1, 2). Baiyin is approximately 1,100 km west southwest of Beijing and 100 km north of the major city of Lanzhou.

The claims are exploration licenses held by Gansu Keyin Mining Co. Ltd., a subsidiary of BNMC. The exploration licenses can be converted to mining licenses if a production decision is contemplated. Minco also has the Mining Rights to the two excluded blocks shown on Figure 3 below the - 475 m level.

Minco, through a joint venture with BNMC, has the right to earn up to an 80% interest in the property by making certain expenditures in exploration work. To date Minco has earned a 63% interest in the property. Licenses can be renewed for varying periods depending on the expenditures made and future plans for the property.

Properties are acquired through paper staking and the boundaries on the ground are located using global positioning equipment.

Known mineral deposits and mine workings including buildings, access points, and waste dumps are located on the internal claims held by BNMC. The total area has been denuded of forests and historic environmental cleanup has been minimal.

There are no third party agreements, royalties or other encumbrances on the property.

Minco’s legal responsibility regarding environmental cleanup is limited to effects that Minco’s work will have on their own claims. To date Minco has cleaned all drill sites and has not left any environmental liabilities.

There are no permits required to conduct any of the work contemplated by Minco.

Project Location
RUSSIA
MONGOLIA
CHINA
GANSU
QINGHAI
SICHUAN
TIBET
BHUTAN
BANGLADESH
MYANMAR
VIETNAM
YUNNAN
GUIZHOU
HUNAN
GUANGXI
Dund-Us
Uliastay
Bulgan
Hasagt
Ulaanbaatar
Ondorhaan
Mandalgovi
Buyant-Uhaa
Dalandzadgad
Karamay
Kuytun
Shihezi
Ürümqi
Kuqa
Hami
Baotou
Hohhot
Datong
Yinchuan
Shijiazhuang
Wuwei
Taiyuan
Xining
Baiyin
Yan'an
Handan
Lanzhou
Yichuan
Xinxiang
Luoyang
Baoji
Xi'an
Yushu
Hanzhong
Ankang
Xiangfan
Maindong
Chowa
Nagqu
Qamdo
Jingmen
Quxian
Yichang
Lhasa
Chengdu
Chongqing
Changde
Leshan
Kathmandu
Gangtok
Changsha
Zunyi
Hengyang
Taipi Duidam
Rangpur
Guwahati
Shillong
Panzhihua
Liupanshui
Guiyang
Guilin
Balurghat
Sylhet
Imphal
Dhaka
Kunming
Liuzhou
Ruili
Khulna
Aizawl
Calcutta
Pang Long
Tropic of Cancer
Cao Bang
Nanning
Monywa
Mandalay
Phongsali
Zhanjiang
Hanoi
Cam Pha
Wan Kawkaw
Sittwe
Taunggyi
Haiphong
Haikou
Nam Dinh
LAOS
N
S
W
E

White Silver Mountain Project Location Map

500 km

Figure 1

GOBI
Tengger Shamo
NEI MONGOL
Luanjing
N
W
E
S
Tanjiajing
Zhongwei
Shikong
Gantang
Maomao Shan
NINGXIA
Jingtai
Xingrenbu
CHINA
GANSU
Project Location
Yongdeng
Datong
Baiyin
Jingyuan
Huang He
Gaolan
Lanzhou
Huang Shui
Tao He

White Silver Mountain Project
Property Location Map

50 km

Figure 2

38⁰ 40' N
Minco
Exploration
Licences
4055000 mN
Exclusion Areas
0
2 km
4 km
North
104⁰ 07' E
430000 mE

Figure 3. Claim Map White Silver Mountain Property

Item 7: Accessibility, Climate, Local Resources, Infrastructure and

             Physiography

Lanzhou, which has the closest airport to the project, is linked by a paved highway to Baiyin. The project is readily accessible from Baiyin by numerous roads, trails and rail lines.

The area of the project has a semi arid, temperate climate with a minimum temperature of -10º C in mid-winter and a maximum of 30º C in mid-summer. Annual rainfall is between 300 and 350 mm and falls mainly in the summer months. Exploration can be conducted during all months of the year.

Baiyin is a city of approximately 400,000 people and the two producing base metal mines are the main industry. Two copper smelters and one zinc smelter were operating in 2001 when the author last visited the area. An aluminum smelter was also in operation and uses concentrate freighted in by rail from other parts of China. Since Baiyin is less than 50 km from the Yellow River, an abundant supply of water is available to service the mining and smelting operations and for the irrigation of many small wheat, rice and vegetable fields. Rail lines link Baiyin to the major centers of China.

The area around Baiyin was deforested centuries ago and loess deposits formed which cover most of the area. Subsequent precipitation has resulted in dendritiic drainage patterns with areas of steep bedrock exposure. The maximum relief is approximately 150 meters.

The program proposed in this report may lead to the development of a resource beneath the existing mines. If a resource is developed it will be mined through existing workings and existing infrastructure will be utilized (processing plants, smelters, power, water, mining personnel and waste disposal).

Item 8: History

In the 1950’s technical teams from the Chinese geological bureau began systematic exploration in an area surrounding historical gold producers that were exploiting small deposits from a siliceous oxide cap. Through the 1960’s and 70’s topographical surveys, geological surveys, geophysical surveys, surface trenching and diamond drilling were completed over an area two kilometers wide and four kilometers long. The results of this work led to the discovery of four massive sulphide deposits. Since 1956, the camp has produced copper, lead, zinc and precious metals from the four deposits. The historical records for the most part were not made available to Minco or the author of this report.

With the changes in the central government’s economic philosophies in the mid 1990’s came the realization that the mines within China had to be economically viable on an individual basis in order to survive. Therefore, the capital required for exploration was cut dramatically and other sources of funding were required. Minco signed a deal in 1998 with BNMC whereby Minco could earn an 80% interest in the regional exploration lease and in the two mining leases below 450 meters from surface by making certain expenditures on exploration work.

Minco was primarily funded through a joint venture agreement with Teck Corporation dated June 15, 1998 whereby Teck could earn 70% of Minco’s 80% interest in the property by meeting various share purchase commitments and meeting various prefeasibilty, feasibility and production decision deadlines.  Due to commitments elsewhere Teck decided to pull out of the agreement in March, 2002.

Between 1998 and 2002, Teck conducted a comprehensive exploration program including line cutting, geophysical surveys, geological mapping, surface drilling and underground drilling.

A total of 219 km of grid lines was established in three grids (A, B, and C) covering the most prospective parts of the volcano-sedimentary sequence. Lines were spaced at 100m intervals with pickets established along the lines at 25 m intervals. All lines were established using a transit for control. The work was contracted to the Beijing University Survey Team and was completed in the summer of 2000.

A magnetometer survey was completed over the grid with readings taken at 25 m intervals along each grid line by the Lanzhou Geophysical Team in the summer of 2000. Crone Geophysics of Mississauga, Ontario, Canada completed DEEPEM electromagnetic surveys over the same grid. DEEPEM data was forwarded weekly via e-mail to geophysical consultant Gerard Lambert of Rouyn-Noranda, Quebec for processing and quality assessment. Separate reports on the results of the surveys were written by Mr. Lambert and Conrad Dix of Crone Geophysics.

Both the magnetic and electromagnetic survey results (Map 4) are of high quality. The Lanzhou Geophysical Team has many years of experience completing magnetic surveys in China and the attention to detail and repeatability of data was considered excellent. Crone Geophysics is a well established survey company world-wide and completed the electromagnetic surveys in a professional manner. A graduate geophysicist was on site at all times and handled geophysical difficulties as they arose. The consultant geophysicist used to further assess the data was complimentary with respect to the data quality and reliability.

Many electromagnetic anomalies were outlined in the results of the DEEPEM survey. Very strong anomalies having a strike length less than one kilometer with no coincident magnetic high responses were inferred to be formational and caused by graphitic sources. Electromagnetic anomalies having a strike length greater than 500 meters and coincident high magnetic responses were deemed to have the highest potential of representing concentrations of massive sulphides. A further filter prior to drilling was the perusal of maps and subsequent field checks for locations of previous holes drilled by BNMC.

The main goal of the geological mapping was to better understand the geology and in particular the structure and its relation to the ore zones in the VMS camp. Approximately 5 km² was mapped at scales of 1:1 000 and 1:2 000. Results of the mapping are described under the section entitled “Property Geology” and are presented as Map 1. Maps 1 and 4 are large computer files and are presented in Appendix as hard copy maps and computer discs.

In order to bring drill production up to standards expected by Canadian exploration companies, Minco purchased a Connors 20HH diamond drill with a suitable amount of spares and consumable products. The drill was operated by Canadian drillers using Chinese drillers as helpers with the intention of training the Chinese drillers in Canadian drilling techniques over the course of time.

The first 20 drill holes (XM -1 to -17 and 3 redrills) tested the area below the Xiaotieshan Mine (deeper than 450 m from surface) from underground collars. The re drills were necessary since the location of the drill stations were such that, in order to get deep intersections, the starting dips of the holes were necessarily at low angles to foliation in the rocks. In three instances the holes either deviated excessively or were not deviating the required amount to reach the target and were abandoned. Two other holes (XM 04 and XM 06) thought to have penetrated the target zone were actually stopped short of the horizon.

A total of 850 m of underground development was required to be completed to establish drill stations suitable for the intended targets. The underground development was done by the JieJian Team, a local contractor.

This drilling specifically targeted the down plunge extensions of thick massive sulphide zones recognized in the overlying mine. The overall geometry of the shoots is that of a broad 300 m long zone having a westerly plunge of approximately 50 degrees. Individual lenses within this broad trend are known to pinch and swell irregularly with thicknesses ranging from a few centimeters to as much as 30 meters (Figure 5).

Nine holes numbered WH-01 to WH-09 tested separate previously untested conductors from surface. The Conners drill was converted for surface use by the Canadian drillers and performed admirably.

Table 1 gives the details of the hole locations, Table 2 indicates significant results from the underground program and Table 3 details the results of the surface drill program.

Thirteen of the underground holes (Figure 5) intersected significant grades of copper, lead, zinc, gold and silver mineralization albeit generally over relatively thin intervals. Two exceptions to this are holes XM1544-03 (9.50 m true thickness of 1.55% Cu, 9.65% Pb, 16.92% Zn, 3.39 g/t Au and 229.15 g/t Ag) and XM1544-05 (14.19 m true thickness of 1.35% Cu, 4.17% Pb, 8.07% Zn, 1.15 g/t Au and 82.31 g/t Au). The 17 holes that reached their intended targets all intersected thick zones of alteration similar to the alteration associated with the higher grade zones indicating that the system is still active in the areas drilled.

Of the nine surface drill holes targeting geophysical anomalies, seven intersected obvious reasons for the geophysical anomalies (six intersected graphite, one intersected conductive shear zones) and the remaining two holes, drilled to test very weak DEEPEM anomalies in areas of good alteration, failed to intersect obvious reasons for the anomalies. There were no sections assayed in these holes that returned significant base or precious metal values.

Drill logs (more than 500 pages) are available for review at Minco’s Vancouver office.

A total of approximately $650,000 was spent on the various exploration programs by the Teck/Minco joint venture prior to Teck’s return of the property back to Minco.

Table 1  Drill Hole  Locations

Hole No	Easting	Northing	Elevation	Azimuth	Dip	Length
	(m)	(m)	(m)			(m)
XM-01	9701	9433	1547	360	-43	364
XM-02	9701	9433	1547	360	-52	408
XM-03	9701	9433	1547	360	-65	495.5
XM-04	9701	9433	1547	360	-80	747
XM-05	9703	9434	1547	025	-65	461
XM-06	9703	9434	1547	025	-75	690
XM-07	9900	9471	1551	360	-61	129
XM-08	9900	9471	1551	360	-68	468
XM-09	9600	9436	1551	360	-68	393
XM-10	9600	9436	1551	360	-80	88
XM-11	9600	9435	1551	360	-85	642
XM-12	10231	9814	1536	190	-55	287
XM-13	9500	9414	1548	350	-75	494
XM -13a	9500	9414	1548	350	-77	94.3
XM-14	9500	9414	1548	348.5	-83	561
XM-14a	9500	9414	1548	350	-83	33
XM-15	9900	9471	1551	350	-80	582
XM-15a	9900	9471	1551	350	-78	65
XM-16	10200	9513	1547	350	-70	500
XM-17	10200	9513	1547	350	-59	400
				Subtotal
WH-01	17000	7900	1975	024	-65	317
WH-02	28800	8200	1925	360	-60	295
WH-03	19000	10750	1884	204	-50	363
WH-04	18400	10300	1880	204	-45	457
WH-05	11625	10400	1930	035	-50	324
WH-06	11325	10250	1925	070	-50	357
WH-07	11625	10400	1930	035	-50	324
WH-08	8400	11000	1885	042	-50	198
WH-09	7800	10325	1885	042	-50	222
				Subtotal		2857
				TOTAL

Table 2  Significant Underground Drill Results

Hole No.	Depth (m)	Core length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Au g/t	Ag g/t
XM-01	271.45	1.35	0.87	2.02	15.93	29.78	6.00	390.95
XM-02	320.75	0.85	0.70	1.05	8.39	10.79	2.83	288.50
XM-03	350.25	9.75	9.50	1.55	9.65	16.92	3.39	229.15
XM-05	411.80	27.55	14.19	1.35	4.17	8.07	1.15	82.31
XM-08	347.08	1.85	1.24	1.89	4.38	18.73	2.64	223.66
XM-09	343.20	2.35	1.51	0.94	2.97	11.24	2.27	120.63
XM-11	599.20	2.70	1.31	2.83	10.04	24.32	8.19	236.47
XM-12	183.00	1.40	0.70	1.02	5.65	8.49	2.41	181.27
XM-13	387.70	1.40	0.94	0.14	0.02	.56	0.06	5.03
XM-14	443.35	0.20	0.12	1.68	4.56	18.89	34.14	281.99
XM-15	513.40	3.00	1.72	0.04	0.01	0.04	0.16	1.78
XM-15	551.85	0.35	0.20	1.07	0.05	0.02	0.30	4.18
XM-16	416.28	2.72	1.19	0.63	1.63	2.94	0.86	56.14
XM-17	295.40	1.38	1.01	0.21	2.06	3.28	0.40	91.75

Table 3  Surface Drill Results

Hole Number	Comments
WH-01	Graphitic argillite
WH-02	Graphitic argillite below 200m
WH-03	Graphitic argillite below 300m
WH-04	Graphitic argillite below 400m
WH-05	Graphitic shears in sediments
WH-06	Conductive shears from 270-290m
WH-07	Strong kaolinite-sericite alteration below 197m
WH-08	Disseminated pyrite from 170-190m
WH-09	Strong chlorite-ankerite alteration throughout, disseminated pyrite locally.

Item 9: Geological Setting

Regional Geology

The northern Qilian metallogenic province is one of the most important areas in China for the production of metallic ores.  It extends for over 1,000 km stretching northwesterly from Baoji, Shaanxi in the east to Subei, Gansu in the west with a width varying from 100 to 300 km (Figure 4).  It hosts the mineral fields of the Jinchuan Cu-Ni belt, sedex deposits of the Zhulongguan and Jingtieshan Groups, the VMS deposits of the Baiyinchang area, as well as those in the Longshan Group and the Dabanshan metallogenic belt.

Tectonically, the northern Qilian metallogenic province is made up of three different units.  In the north, the Longshoushan tectonomagmatic belt lies on the margin of the Alxa block and the Middle to Late Proterozoic mafic-ultramafic rocks are discontinuously distributed along the Lonshoushan uplift.  In the south, the northern Qilian Caledonian eugeosynclinal fold belt is composed mainly of the Lower Paleozoic thickly bedded marine volcanic series and sedimentary formations, as well as Middle to Upper Proterozoic strata.  The miogeosynclinal belt in the Hexi Corridor rests between the above two tectonic units and consists of fine-grained marine sedimentary clastic formations.  Most segments of this belt are overlain by post-Paleozoic sedimentary cover.

N
W
E
S
Tarim Platform
Alxa Block
Jianyuguan
Subci
Zhangye
Map Area
Jinchang
CENTRAL
Wuwei
Alxa Block
Xining
Baiyin
QILIAN
Lanzhou
UPLIFT
Middle - Late Cambrian
Early - Middle Ordovician
Late Ordovician
Silurian Flysch Formation
Granite Intrusion
Precambrian Basement
Late Paleozoic - Mesozoic - Cenozoic Cover
Hexi Corridor
Longmenshan Mafic - Ultramafic Intrusion Belt
100 km

Figure 4 Regional Geology Map

Property Geology

The Minco blocks are underlain by steeply southwest dipping Cambrian to Ordovician, marine supracrustal rocks surrounded by subhorizontal to shallow dipping younger Jurassic-Triassic sedimentary rocks (Map 4).  The major tectonic regimes are typically fault-bound, and show evidence of repeated reactivation.  Quaternary loess deposits obscure bedrock exposures to the north and west of the Baiyin mining area and attain thicknesses of up to 20 metres in places.

The main ore host lithologies consist of a sequence of calc-alkalic mafic to felsic volcanic rocks intercalated with sedimentary rocks, intruded by synvolcanic “foliated” mafic to felsic dykes, sills and plugs ranging from gabbro-diabase to granite.  Later Caledonian albite granite porphyry stocks and diabase dykes are known to intrude the supracrustal assemblage.

Structurally, the volcano-sedimentary package shows two periods of folding.  An earlier fabric (S1) is oriented sub-parallel to bedding, strikes west northwest and dips steeply to the south southwest.  Gentle warping of the volcano-sedimentary sequence by open shallowly plunging cross folds results in a dome and basin interference map pattern.  The main Baiyin VMS Camp has an overall domal geometry, with the central area underlain by older quartz dacite, and then successively overlain by younger rocks including dacite, mafic volcanic rocks and clastic sedimentary rocks.  The lowermost quartz dacite member consists of at least four mini-volcanic pulses or cycles that are host to virtually all of the known VMS deposits at Baiyin (Map 1). A Baiyin mining camp stratigraphy from oldest to youngest is presented in Table 1.

Table 4  Proposed Stratigraphic Nomenclature - Baiyin Area

Assemblage Name Main	Sub-Divisions	Rock Class	Lithologies	Estimated thickness
Lower Volcanic Assemblage (LVA) Cycle I	Cycle Ia (Fanzigou-Ganggou)	Quartz-Dacite	Qtz-phyric dacite tuff, lapilli tuff and minor flows, chert and marble	100-250m sequence capped by chert in the Fanzigou area. Tentatively correlated with the Ganggou PEM anomaly in the east.
	Cycle Ib (Explosive Factory-Tongchanggou)	Quartz-Dacite	Qtz-phyric dacite tuff, lapilli tuff and minor flows, chert and marble	200-300m sequence capped by Fang Yang Gou-Explosive Factory alteration zones in the west and the Tongchanggou deposit in the east.
	Cycle Ic (Zheyaoshan-Xiaotieshan)	Quartz-Dacite	Qtz-phyric dacite tuff, lapilli tuff and minor flows, chert and marble	150-300m sequence capped by VMS deposits at Zheyaoshan in the west and Sigequan/Xiaotieshan in the east.
	Cycle Id (Huoyanshan-Sihaigou)	Quartz-Dacite	Qtz-Phyric dacite tuff, lapilli tuff and minor flows, chert and marble	300-600m sequence capped by the Huoyanshan deposit in the west and a thin but persistent Cu-bearing chert bed in the Sihaigou area.

Middle Volcanic Assemblage (MVA) Cycle II	Unsubdivided	Dacite	Apyric dacite tuff, lapilli tuff and minor flows, chert and marble	300m thick sequence of younger dacite is exposed to the north and south of the quartz-dacite. The lower contact of Cycle II is interpreted to be conformable.
Upper Volcanic Assemblage (UVA) Cycle III	Unsubdivided	Mafic Volcanics	Basalt tuff, flows and related intrusive equivalents	300-1000m thick sequence exposed north of Zheyaoshan Pit and south of Huoyanshan Pit, and Sihaigou Area.
Upper Sedimentary Assemblage (USA)	Unsubdivided	Sediments	Clastic sediments, sandstone, siltstone, marble	> 250m thick sequence exposed south and east of Sihaigou Area west of Zheyaoshan, and near the Minco Core Shack.

Item 10: Deposit Types

Five different types of metallic ore deposits are distinguished in the northern Qilian metallogenic province, which are primarily distributed around the Longshoushan tectonomagmatic belt on the margin of the Alxa block and in the northern Qilian euogeosynclinal fold belt (Table 5).

VMS deposits occur in two metallogenic epochs: the Middle to Late Proterozoic and the early Paleozoic.  Deposits in the former are exemplified by the Chenjiamiao style Cu-Fe deposit in the Zhangjiachuan area while those in the latter are classified into three subtypes, namely:  Zn-Pb-Cu deposits (Type I), Cu-Zn deposits (Type II) and Cu-Fe deposits (Type III). Since the deposits in the Baiyin area belong to Type I, they are further discussed in the following section.

Table 5  Qilian Deposit Types

Deposit Type	Epoch	Metal element association	Scale	Typical ore deposit examples
Magmatic rock type Cu-Ni sulphide deposit	Middle Proterozoic	Cu-Ni	Superlarge	Jinchuan
Sedex	Middle-Late Proterozoic	Fe-Cu	Large	Jingtieshan, Huashugou
Volcanogenic massive sulphide deposit	Middle-Late Proterozoic, Cambrian-Ordovician	Cu-Fe, Cu-Zn, Cu-Pb-Zn	Large	Chenjiamiao, Baiyin, Guomisi, Yindonggou, Honggou
Magmatic rock type chromite deposit	Early-Middle Ordovician	Cr	Middle	Dadorji, Yushigou
Tectonic hydrothermal vein and tectono-alteration type	Late Paleozoic-Mesozoic Cenozoic	Au	Large	Hanshan, Huanyanggou, Haoquangou, Luotuohe

Item 11: Mineralization

Zinc-lead-copper deposits (Type I) are distributed largely in the Baiyin area in the eastern part of the metallogenic province and the Qilian area in the western and central parts of the province. The ores occur in Middle to Late Cambrian to Ordovician spilite-keratophyre sequences hosted by quartz keratophyre tuff.  The deposits are generally large, as exemplified by the Zheyaoshan, Huoyanshan, Xiaotieshan, Sinquindong, Guomisi, Xialiugou, Wanyanghe and Xiagou ore deposits.  Mineralization is mainly sulphide facies or silica and manganese oxide facies.  The former constitutes major economic ore bodies and the latter consists of chert and manganese oxide, some of which are mined by small miners when the manganese content is high enough.  Silica and manganese oxide facies appear mainly on the edge or above the sulphide facies.  The upper parts of the deposits are represented by massive sulphide mineralization while the lower parts are represented by veinlet and/or disseminated sulphide mineralization.  The ores consist mainly of pyrite, chalcopyrite, galena and sphalerite.  One of the major features of the ore deposits from this group is the presence of large amounts of galena and barite.

Item 12: Exploration

Minco has not conducted exploration on the property since the Teck work was completed in 2002. Teck’s exploration programs are summarized in the History section of this report.

Item 13: Drilling

Minco has not conducted any drilling on the property since 2002 when Teck returned the property. The results of Teck’s drilling are summarized in the History section of this report.

Item 14: Sampling Method and Approach

Although the exploration results from Teck’s programs presented in this report are considered as historical it is felt by the author that, since it is the only detailed data available, and considering that the author was associated with the collection and verification of the data, some comments with respect to the data collection methods, quality control and quality assurance are necessary and appropriate.

Core was logged and sample intervals for assay (based on a visual estimate of the sulphide content) were marked on the core by the geologist.

Samples were taken across the mineralized and altered zones in all underground holes. The copper, lead and zinc minerals were recognizable and zones where these elements were present were sampled based on the differing percentages of the elements. Since there is a precious metal component to the mineralization, altered zones that do not necessarily contain visual base metals were also sampled and assayed.

In the surface drill program any conductive and visual alteration zones were sampled and assayed for base and precious metals.

In both the underground and surface drill programs recovery was very close to 100% and in the estimation of the author there were no factors that would materially impact the accuracy and reliability of the results.

A sample book with three tags was used. On the tag that remained in the book and on the middle tag were recorded the hole number, sample interval, date and elements for which the sample was to be assayed. The middle tag accompanied the drill log and the outer tag was placed in the appropriate sample bag and only marked with the date and the elements to be assayed.  A technician sampled where indicated by the geologist. Samples were obtained by splitting the core in half along the long axis using a mechanical splitter. One half of the core was submitted in plastic sample bags with the accompanying sample tag indicating the sample number and elements for which the sample was to be tested. The samples were stored in a locked room at an abandoned building used as a core shack at one of the mine sights and when the number of samples was large enough to make a shipment, the samples were boxed and sent by bonded courier to the laboratory.

Item 15: Sample Preparation, Analyses and Security

Samples were assayed by the Beijing University Laboratory. Sample preparation and assaying were both performed at this laboratory. Samples were crushed and separated through the standard riffle procedure and a pulp was produced from a portion of the sample. For base metals a standard atomic absorption method was used and for gold and silver assays fire assay with an atomic absorption finish was used. Duplicate assays were performed on every 10th sample pulp by the Beijing University Laboratory and duplicate pulps were prepared of every 15th sample and sent to XRal Laboratories in Canada and re-assayed by the same techniques. The deviation in results between the two laboratories was well within acceptable parameters.

In the author’s opinion the sampling done was more than adequate, and the sample preparation, security and analytical procedures used were acceptable and followed established industry standard guidelines.

Item 16: Data Verification

The author has seen the entire core from the project after samples were taken and can confirm that the sample intervals were correct with respect to the mineral content or geology of the intervals.

Quality control and quality assurance were conducted to Teck’s normal standard which includes duplicate samples, duplicate assays on selected samples and diligent checking and rechecking of data by qualified geologists.

Item 17: Adjacent Properties

The only active adjacent properties are the two leases internal to the exploration licenses of Minco that host producing mines. The BNMC was fairly restrictive in giving information on tonnages and grades or production figures but did confirm that the Xiaotieshan Mine was producing at approximately 1000 tonnes per day and the Zheyaoshan Mine was producing at approximately 3,500 tonnes per day. Although Minco’s underground program was testing under a defined resource, the details of that resource, other than general geological trends, mineralogy and access points to underground drilling platforms, were not disclosed.

Item 18: Mineral Processing and Metallurgical Testing

There were no metallurgical tests performed on samples from the Minco programs.

Item 19: Mineral Resource and Mineral Reserve Estimate

There were no reserves or resources calculated from information collected by Minco.

Item 20: Other Relevant Data and Information

To the authors knowledge there is no relevant data or information that has not been considered in preparation of this report or reports that the author has used to prepare this report.

Item 21: Interpretation and Conclusions

Geophysical surveys and geological mapping assisted in gaining a better understanding of the stratigraphy and structure within the White Silver Mountain property. Anomalies outlined by a total of 219 km of surface DEEPEM and magnetometer surveys were followed up by a total of 2,763 metres of drilling in nine surface holes.   Unfortunately, no new economic grade mineralization was intersected in the nine holes. Considering the quality of the survey and the penetration depth of the Crone DEEPEM system, combined with the disappointing results of the surface drilling program, it is unlikely that a near surface sizeable VMS deposit remains to be discovered at Baiyin.

To date, Minco (under the agreement with Teck) has completed a total of 7,901.8 m in 20 underground drill holes from 1998 to 2001 on extensions to the massive sulphide lenses hosted in the Xiaotieshan mine with encouraging results (Figure 5). Holes XM -12, 16 and 17, on the eastern lobe of the mineralization, intersected highly encouraging grades over relatively thin widths. Geological information from the mine indicates that the three holes may be on the western edge of the extension to the eastern lobe of mineralization.  Furthermore the western lobe of mineralization has not been completely defined or cutoff to the east, west or at depth. Large (+100 m) gaps between intersections are potential areas for more mineralization. As well, thin high grade intersections in thick alteration zones should not be considered as cut off points for further mineralization given the pinch and swell nature of mineralization in the area.

Item 22: Recommendations

The mineralized zone remains unconstrained to the east, west and at depth.  Additional drilling is required to test the down plunge potential of this mineralized zone (Table 7).  Significant tonnage could be generated in these holes at a relatively low cost since the holes could be drilled using existing infrastructure.

The following two tables outline 13 recommended drill holes on the eastern and western zones and a budget required to complete the drill program.

Table 6  Proposed Underground Drill Hole Locations

Hole	Target	Target	Target	Collar	Collar	Collar	Depth
No	Easting	Northing	Elevation	Easting	Northing	Elevation	(m)
P-01	9300	9610	1150	9300	9430	1548	500
P-02	9300	9630	1000	9300	9430	1548	600
P-03	9400	9630	1000	9400	9430	1548	600
P-04	9700	9620	1000	9700	9460	1548	450
P-05	9700	9630	1100		9460	1548	600
P-06	9800	9620	1000	9800	9470	1548	450
P-07	9800	9620	1100	9800	9470	1548	600
P-08	10000	9630	1400	10000	9480	1548	100
P-09	10000	9640	1250	10000	9480	1548	400
P-10	10300	9670	1300	10300	9490	1548	350
P-11	10300	9660	1200	10300	9490	1548	450
P-12	10400	9690	1300	10400	9490	1548	350
P-13	10400	9680	1200	10400	9490	1548	450
						Total

XM01 Teck Holes
P01 Minco Proposed Holes
SHAFT
DECLINE
9500 m. E
10000 m. E
10500 m. E
1800 m.
1600 m.
1200 m.
BNMC 100%
MINCO 80%
BNMC 20%
Highest grade 2000 intersection
XM01
XM02
XM03
XM05
XM06
XM08
XM11
XM12
XM13
XM14
XM15
XM16
XM17
P01
P02
P03
P07
P09
P10
P11
P12
P13
Thickness m.

Figure 5. Longitudinal Section With Proposed Holes

Table 7 Recommended Budget for Underground Drilling

ITEM	COST/UNIT $C	TOTAL COST $C
5900 m drilling	$70/m	413,000
Senior Geologist	$500/day	50,000
Chinese Labourers (6)	$15/day/man	90,000
Supervision		10,000
Analyses (200 samples)	$30/sample	6,000
Accommodation (4)	$15/person/day	6,000
Food (4)	$30/person/day	12,000
Flights (4)	$2500/flight	10,000
Drivers (2)	$10/day/driver	2,000
Subtotal		599,000
15% Contingency		89,850,
Total		688,850

In the author’s opinion the program outlined above will to prove to be an adequate test of the targets outlined. The potential to extend mineralized zones is deemed to be good to excellent.

Respectfully submitted,

“Kenneth R. Thorsen, P. Eng., BSc.”

Kenneth R. Thorsen, P. Eng., BSc.

March 15, 2007

Item 23: References

Chen, J., Zhang, H., Xing Y., and Ma, G., 1981

On the upper Precambrian (Sinian Suberathem) in China, Precambrian Res., v.15, p.207-228..

Hou Z., Deng, J., Sun, H. and Song., S., 2000

Volcanogenic massive sulphide deposits in China: setting, feature and style.  C.I.M in prep.

Houle, M., 2001

The 2000-2001 Exploration Program at the White Silver Mountain Project, Gansu Province, China, 47 p.

Johnston, P.,  2000

Lithogeochemical Results: Summary of Work Completed to December 2000, White Silver Mountain, Gansu, P.R. China, 10p.

Muraro, T.W., 2002

A Review of 2000-2001 Exploration and Recommendations for More Work at the White Silver Mountain Project, Gansu Province, China, 6 p.

Sun, D., and Lu, S., 1985

A subdivision of the Precambrian of China.  Precambrian Res., v28, p.137-162.

Sun, H., 1992

A general review of volcanogenic massive sulphide deposits in China.  Ore Geology Reviews, v7, p.43-71.

Sun, H., Jieren Wu, J., and Li, J., 1997

Spatial-temporal Frame, Evolution and Mineralization of the Northern Qilian Metallogenic Province.  Acta Geologica Sinica v71 no.2, p. 204-216.

Zhang, G.-W., Bai, Y.-B., Sun, Y., Guo, A.-L., Zhou, D.-W. and Li, T.-H., 1985

Composition and evolution of the Archaean crust in central Henan, China.  Precambrian Res., 27: 7-35.

Zhang, M., Liou, J.G., Coleman, R.G., 1984

An outline of the plate tectonics of China. Geological Society of America Bulletin, v.95, p.295-312.

CERTIFICATE OF QUALIFIED PERSON

I, Kenneth R. Thorsen, of 1936 Eureka Avenue, Port Coquitlam, British Columbia, hereby certify that:

1.

I am a graduate of the South Dakota School of Mines and Technology (1970) and hold a B.Sc. degree in Geological Engineering.

2.

I am presently self employed as a consulting geologist with Thorsen Consulting Ltd. of 1936 Eureka Avenue, Port Coquitlam, British Columbia.

3.

This certificate is with respect to the report entitled “Exploration Report on the White Silver Mountain Property, Gansu Province, China” dated February 15, 2007.

4.

I have been employed in my profession by various mining companies since graduation and have been self-employed since January 1, 2002.

5.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia and have been registered since July 16, 2002. I am also a member of the Association of Professional Engineers of the Province of Ontario and have been registered since April 25, 1974.

6.

I have conducted and managed exploration programs for many different types of base metal targets during my 37 years of exploration experience. I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that, by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

7.

I am author of this report and accept responsibility for the accuracy and the content of the information in this report.

8.

As senior manager in Teck Corporation I visited the property several times between September 1998 and September 2001 and consistently reviewed technical data from the project.

9.

 I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

10.

 I am independent of Minco Gold Corporation applying all the tests in section 1.5 of NI 43-101.

11.

 I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.

12.

 I consent to the use of this report for the purpose of complying with the requirements set out in NI 43-101 for submitting a technical report..

13.

To the best of my knowledge the technical report contains all technical and scientific information necessary to be disclosed.

Ken Thorsen, P.Eng.

“Ken Thorsen, P.Eng.”

Dated at Port Coquitlam, British Columbia, this 15th day of March, 2007.

APPENDIX 1

EXPLORATION LICENSE DOCUMENTS

25/01 2007 09:10 FAX 0086 10 82335137 MINCO MINING (CHINA) 002

根据国家法律、法规规定，经审查合格，授予探矿权，特发此证。

证　　号：　0100000630085

探 矿 权 人：　甘肃科银矿业有限公司　Gansu Koyin Mining Co., Ltd

探矿权人地址：　甘肃省白银市白银区白银公司办公楼

勘查项目名称：　甘肃省白银市白银区黑石山地区铜矿普查

地 理 位 置：　甘肃省白银市白银区

图　幅　号：　J48E021009

勘 查 面 积：　32.57平方公里　32.57Km² + 38.92 71.49

有 效 期 限：　2006年6月19日至2008年2月12日　June 19, 06 > Feb. 12, 08

勘 查 单 位：　明科矿业（中国）有限公司

勘查单位地址：　北京市海淀区知春路9号坤讯大厦12层　→ Minco Mining (China) Co., Ltd

发证机关
（专用章）
2006年6月19日

中华人民共和国国土资源部印制

J48E020010
J48E021010
J48E021009 (J48E021009)
J48E021009
104° 02'
36° 42'
36° 40'
17'

甘肃省白银市白银区黑石山地区铜矿普查

APPENDIX 2

MAP 1 GEOLOGICAL COMPILATION

MAP 2 GEOPHYSICAL COMPILATION

27